UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41663

Chanson International Holding

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

Urumqi, Xinjiang, China 830017

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

The extraordinary general meeting of holders of Class A ordinary shares of Chanson International Holding, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), will be held on August 24, 2026, followed by the extraordinary general meeting of all shareholders of the Company (together with the extraordinary general meeting of holders of Class A ordinary shares, the “Meetings”). In connection with the Meetings, the Company hereby furnishes relevant documents.

On July 14, 2026, the board of directors of the Company approved issuance of 70,000 Class B ordinary shares of the Company to Danton Global Limited, a company wholly owned by Mr. Gang Li, the chairman of the board of directors, director and chief executive officer of the Company, at the purchase of US$1.17 per share.

Incorporation by Reference

The contents of this Current Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-288739) filed with the SEC on July 18, 2025 and (ii) the Company’s registration statement on Form F-3 (File No. 333-289600) that was initially filed with the SEC on August 14, 2025 and declared effective by the SEC on September 30, 2025.

Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of the Extraordinary General Meeting of Holders of Class A Ordinary Shares of the Company, dated August 24, 2026, to be mailed to holders of Class A ordinary shares of the Company
99.2	Notice and Proxy Statement of the Extraordinary General Meeting of Shareholders of the Company, dated August 24, 2026, to be mailed to all shareholders of the Company
99.3	Form of Proxy Card to be mailed to holders of Class A ordinary shares of the Company for use in connection with the Extraordinary General Meeting of Holders of Class A Ordinary Shares of the Company
99.4	Form of Proxy Card to be mailed to all shareholders of the Company for use in connection with the Extraordinary General Meeting of Shareholders of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: July 23, 2026	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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